SNIPP INTERACTIVE INC.

SNIPP SIGNS A US$ 750,000+ LOYALTY AGREEMENT WITH A LEADING

GROUP OF INDEPENDENT PHARMACIES IN SWITZERLAND

April 28, 2016

OTCQX Trading Symbol: SNIPF

TSX Venture Exchange Trading Symbol: SPN

WASHINGTON, DC - Snipp Interactive Inc. ("Snipp"), an international provider of marketing promotions, rebates and loyalty solutions listed on the OTCQX and the TSX Venture Exchange, is pleased to announce it has signed a loyalty agreement worth over US$750,000 with the largest cooperative of independent pharmacies in Switzerland. The company is over 20 years old with 120 member pharmacies and over 1800 employees collectively. Together they have a turnover of around 350 million Swiss Francs and more than 6 million customer visits per year.

The company provides its cooperative members with purchase and marketing support. The new loyalty program will launch on the SnippLoyalty platform and will allow for cross-purchase and redemption across all their member pharmacies. In addition the program will have real-time point of sale integration, eShop and email integration, points and discount promotions, and additional functional modules to improve the experience for members.

According to David Hargreaves, Chief Client Officer at Snipp, “We are extremely pleased to announce another retail loyalty relationship in Europe. We have extensive experience in the retail loyalty market and have done several highly complex implementations and have built up deep market expertise in several areas that bedevil retailers including cross-border and cross currency issues, product return workflows and real-time POS integrations. We have developed and improved our SnippLoyalty platform to meet the unique challenges of retailer programs and will continue to offer our clients more sophisticated loyalty solutions globally.”

Visit the Snipp website at www.snipp.com for examples of Snipp programs.

About Snipp:

Snipp’s incentive marketing technology platform enables brands and retailers to drive customer engagement and purchase. Our solutions include loyalty, rebates, promotions, rewards and data analytics. SnippCheck, Snipp’s unique receipt processing engine is now the market leader for receipt-based purchase validation, having powered several hundred programs for leading Fortune 500 brands and world-class agencies and partners. 99% of all households in the United States have been exposed to our programs.

Snipp is headquartered in Washington, DC with offices across the United States, Canada, UK, Ireland, Europe, the Middle East and India. The company is publicly listed on the OTCQX, the highest tier of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016.

FOR FUTHER INFORMATION PLEASE CONTACT:

Todd Kehrli

MKR Group, Inc.

d: 323-205-4336

m: 310.625.4462

todd@mkr-group.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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